

April 4, 2013

Brian Free, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: FT 4260
        File No. 333-187444

Dear Mr. Free:

We have reviewed the registration statement on Form S-6 for FT 4260 (the "Trust"), filed with the Commission on March 22, 2013. The registration statement offers the Limited Duration Preferred Portfolio Series (the "Portfolio"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Portfolio (p. 9)

Objectives (p. 9)

1.   Disclosure indicates the Portfolio will consist of preferred stocks and trust preferred securities with "shorter durations." Please clarify the meaning of "shorter" in this context, and give an example of duration.

2.   Disclosure suggests that higher interest rates may make investing in shorter duration securities "attractive." Please explain why this is not misleading. Interest rates will have a negative effect on all outstanding interest paying securities, including those with shorter durations.

3.   Please disclose the process by which securities are selected for inclusion in the Portfolio. Describe the issuers of the securities in the Portfolio.

About Preferred Securities (p. 10)

4.   How limited are the lives of the trust preferred securities described in this section? How are trust preferred securities different from conventional short term debt? How do their risk profiles differ? Please disclose this information in this section and the following Risk Factors section.

5.   Please provide in this section disclosure sufficient to allow an unsophisticated investor to understand what subordinated debentures are. What are the rights of holders of subordinated debentures? How do they compare to those of holders of non-subordinated debt? What are the principal risks associated with subordinated debentures?

<u>Limiting Duration with Preferred Securities</u> (p. 10)

6.   Please clarify how the "hybrid nature" of preferred securities makes their performance different than that of conventional debt.

7.   Please explain the meaning of the term "higher coupon" as it is used in this section. Please explain why "higher coupon" instruments tend to have short durations.

8.   Please describe in plain English the mechanism by which floating rate securities' dividend payments are reset. Please also disclose the specific risks of the mechanism (*e.g.*, failed auctions, illiquidity).

9.   Please explain why "for various reasons, rising short-term interest rates may not result in a higher dividend stream for certain floating-rate preferred securities in certain circumstances." Which reasons, circumstances and securities are being referenced?

<u>Risk Factors</u> (p. 10)

10.   Please disclose the risks of investing in the specific securities contained in the Portfolio, *e.g.*, illiquid securities, those of companies in particular industries, market capitalization ranges or locations.

Price Volatility (p. 10)

11.   Please delete the last sentence of the first paragraph of this section, as it does not contain risk disclosure. Discuss the risks of rising interest rates under a separate heading that references that particular risk. In the section titled "Current Economic Conditions", consider explaining that central banks in the U.S. and Europe have held interest rates at historically low levels for several years.

Preferred Stocks (p. 12)

12.   Please delete all but the first and last sentences of this paragraph, as that text does not contain risk disclosure.

13.   Please delete or move to an appropriate location the second and third sentences of this section, as they do not contain risk disclosure.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel